The Company's Securities

The Company has authorized Common Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock, Series B-3 Preferred Stock, Series C Preferred Stock, Series F Preferred Stock, Series CF1 Preferred Stock, Series CF2 Preferred Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 388,155 of Series CF2 Preferred Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 9,494,162 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 4,000,000 shares to be issued pursuant to outstanding warrants (described later in this document). The total amount outstanding includes 15,074,768 shares to be issued pursuant to stock options, reserved but unissued. The total amount outstanding includes 6,520,584 shares to be issued pursuant to stock options issued.

Series B-1 Preferred Stock

The amount of security authorized is 25,356,256 with a total of 24,614,821outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 741,435 shares to be issued pursuant to outstanding warrants.

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event (as defined below), before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Series CF1 Preferred Stock, Series B-1 Preferred Stock and Series B-2 Preferred Stock (collectively, the "**Senior Preferred Stock**") then outstanding must be paid at least two (2) times their applicable Original Issue Price (the "**Senior Liquidation Multiple**") on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price (the "**Series B-3 Liquidation Multiple**") on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any

distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event (as defined below), before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

A "**Waterfall Adjustment Event**" means the vote or written consent of (x) the holders of at least a majority of the outstanding shares of Voting Preferred Stock (as defined below) (the "**Requisite Holders**") and the holders of at least a sixty percent (60%) of the outstanding shares of the Series B-1 Preferred Stock (the "**Series B-1 Requisite Holders**") agreeing to a Senior Liquidation Multiple equal to one (1) times the applicable Original Issue Price and (y) the holders of a majority of the outstanding shares of Series B-3 Preferred Stock agreeing to a Series B-3 Liquidation Multiple equal to one (1) times the applicable Original Issue Price.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock and Series B-3 Preferred Stock (collectively, the "**Voting Preferred Stock**") may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions. At any time when at least 18,562,493 shares of Voting Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any statutory conversion, effect any transfer, domestication or continuance into a foreign jurisdiction, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

(iii) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock or Non-Voting Common Stock solely in the form of additional shares of Common Stock or Non-Voting Common Stock, as applicable, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors;

(vi) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; or

(vii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

At any time when at least 6,153,708 shares of Series B-1 Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the holders of at least sixty percent (60%) of the outstanding shares of Series B-1 Preferred Stock voting together on an as-converted to Common Stock basis (the "**Series B-1 Requisite Holders**") given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) alter or change the rights, privileges or preferences of the Preferred Stock set forth in this Amended and Restated Certificate, as then in effect, in a way that adversely and disproportionately affects the Series B-1 Preferred Stock; provided, however, that any amendment to the Amended and Restated Certificate in connection with the Next Equity Financing, including but not limited to any amendment of the liquidation preference set forth in Section 2 of the Amended and Restated Certificate, shall not (i) be deemed as an adverse or disproportionate amendment affecting the Series B-1 Preferred Stock or (ii) require the affirmative vote or written consent of the holders of the Series B-1 Preferred Stock;

(ii) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks pari passu with or junior to the Series B-1 Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Series B-1 Preferred Stock unless the same ranks junior to the Series B-1 Preferred Stock with respect to its rights, preferences and privileges; provided, however, that neither of the foregoing subsections (i) or (ii) shall require the affirmative vote or written consent of the holders of the Series B-1 Preferred Stock in connection with the Next Equity Financing;

(iii) amend, alter or repeal any provision of this Section 3.4 of the Amended and Restated Certificate of Incorporation; provided, however, that any such amendment to Section 3.4 in connection with the Next

Equity Financing shall not require the affirmative vote or written consent of the holders of the Series B-1 Preferred Stock; or

(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any Tokens, including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens.

Optional Conversion Rights. Holders of Voting Preferred Stock have the right to be converted, at the option of the holder, into shares of Common Stock as is determined by dividing the applicable Original Issue Price for the Voting Preferred Stock by the applicable Conversion Price of such series of Voting Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events. No based on a conversion ratio, with no fractional shares of Common Stock will be issued upon conversion of Voting Preferred Stock. In lieu of any fractional shares, the company will pay cash instead.

Mandatory Convection: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series B-1 Preferred Stock conversion price, which is $0.487511, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Third Amended and Restated Stockholders' Agreement ("**Stockholder Agreement**") and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their

holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an Exhibit to the Form C Filing.

Series B-2 Preferred Stock

The amount of security authorized is 27,463,149 with a total of 27,463,149 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Senior Preferred Stock then outstanding must be paid at least two (2) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price on a pari passu basis out of

the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Voting Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions. At any time when at least 18,562,493 shares of Voting Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any statutory conversion, effect any transfer, domestication or continuance into a foreign jurisdiction, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

(iii) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any Tokens, including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock or Non-Voting Common Stock solely in the form of additional shares of Common Stock or Non-Voting Common Stock, as applicable, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors;

(vi) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; or

(vii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

<u>Optional Conversion Rights</u>. Holders of Voting Preferred Stock have the right to be converted, at the option of the holder, into shares of Common Stock as is determined by dividing the applicable Original Issue Price for the Voting Preferred Stock by the applicable Conversion Price of such series of Voting Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events.

<u>Mandatory Convection</u>: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

<u>Anti-Dilution Provisions</u>: In the event that the company issues additional securities at a purchase price less than the current Series B-2 Preferred Stock conversion price, which is $0.438760, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually

issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Stockholder Agreement and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an Exhibit to the Form C Filing.

Series B-3 Preferred Stock

The amount of security authorized is 21,453,390 with a total of 21,453,390 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Senior Preferred Stock then outstanding must be paid at least two (2) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such

class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Voting Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions. At any time when at least 18,562,493 shares of Voting Preferred Stock are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any statutory conversion, effect any transfer, domestication or continuance into a foreign jurisdiction, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

(iii) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any Tokens, including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock or Non-Voting Common Stock solely in the form of additional shares of Common Stock or Non-Voting Common Stock, as applicable, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors;

(vi) create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan; or

(vii) increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

Optional Conversion Rights. Holders of Voting Preferred Stock have the right to be converted, at the option of the holder, into shares of Common Stock as is determined by dividing the applicable Original Issue Price for the Voting Preferred Stock by the applicable Conversion Price of such series of Voting Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events.

Mandatory Convection: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the

sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series B-3 Preferred Stock conversion price, which is $0.487511, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Stockholder Agreement and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, Stockholders agree not to sell or dispose of Securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an Exhibit to the Form C Filing.

Series CF1 Preferred Stock

The amount of security authorized is 14,128,084 with a total of 14,128,084 outstanding.

Voting Rights

There are no voting rights associated with Series CF1 Preferred Stock.

Material Rights

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Senior Preferred Stock then outstanding must be paid at least two (2) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution

in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. There are not voting rights associated with the Series CF1 Preferred Stock.

Protective Provisions. There are no protective provisions associated with the Series CF1 Preferred Stock.

Optional Conversion Rights. Holders of Series CF1 Preferred Stock have the right to be converted, at the option of the holder, into shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the Series CF1 Preferred Stock by the applicable Conversion Price of the Series CF1 Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events.

Mandatory Convection: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series CF1 Preferred Stock conversion price, which is $0.707810, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to

suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Stockholder Agreement and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, stockholders agree not to sell or dispose of securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an Exhibit to the Form C Filing.

Series CF2 Preferred Stock

The amount of security authorized is 2,900,000 with a total of O outstanding.

Voting Rights

There are no voting rights associated with Series CF2 Preferred Stock.

Material Rights

Liquidation Preference.

In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Company, and (b) a Deemed Liquidation Event the holders of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholder as follows:

(i) Prior to the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, (A) first, the holders of shares of Senior Preferred Stock then outstanding must be paid at least two (2) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders and (B) second, the holders of shares of Series B-3 Preferred Stock then outstanding must be paid at least two (2) times their Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, (A) first, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full, and (B) second, the holders of shares of Series B-3 Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii) After the occurrence of a Waterfall Adjustment Event, before any payment is made to the holders of Common Stock or Non-Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid one (1) times their applicable Original Issue Price on a pari passu basis out of the funds and assets available for distribution to its stockholders. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Dividends. Any dividend shall be payable if and when declared by the Board, provided the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the applicable Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or Non-Voting Common Stock or any class or series that is convertible into Common Stock or Non-Voting Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock or Non-Voting Common Stock and (B) the number of shares of Common Stock or Non-Voting Common Stock issuable upon conversion of a share of the applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into either Common Stock or Non-Voting Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below).

Voting Rights. There are not voting rights associated with the Series CF2 Preferred Stock.

Protective Provisions. There are no protective provisions associated with the Series CF2 Preferred Stock.

Optional Conversion Rights. Holders of Series CF2 Preferred Stock have the right to be converted, at the option of the holder, into shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the Series CF2 Preferred Stock by the applicable Conversion Price of the Series CF2 Preferred Stock in effect at the time of conversion, subject to adjustments for stock dividends, splits, combinations and similar events.

Mandatory Convection: Each share of Preferred Stock will be automatically converted into Common Stock or Non-Voting Common Stock, as applicable, at the then applicable conversion rate upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least three (3x) times Original Issue Price of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent).

Anti-Dilution Provisions: In the event that the company issues additional securities at a purchase price less than the current Series CF2 Preferred Stock conversion price, which is $1.288145, such conversion price shall be adjusted in accordance with the typical weighted average formula as outlined in Section 4.4.4 of the company's Amended and Restated Certificate of Incorporation. The following issuances shall not trigger anti-dilution adjustment: (i) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock; (ii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock; (iii) shares of Common Stock, Non-Voting Common Stock or Options issued to employees or directors of, or consultants or advisors to, the company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board; (iv) shares of Common Stock, Non-Voting Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock or Non-Voting Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (v) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board; (vi) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; (vii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the company by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board; or (viii) shares of Common Stock, Non-Voting Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, intellectual property license, development, marketing or other similar agreements or strategic partnerships approved by the Board.

Redemption of Shares. Redeemed or acquired preferred shares are automatically canceled and cannot be reissued.

Waiver of Rights. Preferred stockholders can waive their rights with the written consent of at least a majority of the outstanding shares of Voting Preferred Stock (voting as a single class on an as-converted basis).

Certain of the Company's Preferred Stockholders are parties to the Stockholder Agreement and subject to its rights and obligations. Below are several key material rights and obligations related to such Preferred Stockholders, in each case depending on the magnitude of their holdings:

Information Rights: Major Investors are provided with annual and quarterly unaudited financial statements. However, access to trade secrets or confidential information of the company is restricted (only applicable to Major Investors).

Inspection Rights: Major Investors are allowed to inspect the company's properties, books of account, records, and discuss affairs, finances, and accounts with officers at reasonable times (only applicable to Major Investors).

Assignment of Company's Right of First Refusal: Subject to customary exceptions, the Company maintains a right of first refusal on a transfer of any shares of Preferred Stock, Common Stock or Non-Voting Common Stock. If the company chooses not to exercise its right of first refusal on a transfer of Common Stock or Voting Preferred Stock, this right is assigned to Major Investors. Such Major Investors can purchase the securities proposed for transfer and also maintain a co-sale right to sell a portion their securities on the same terms (only applicable to Major Investors).

Restrictions on Transfer: Detailed provisions are set for the disposition of securities, including requirements for registration statements or legal opinions, and exceptions under certain conditions.

Market Stand-Off Agreement: In connection with an IPO, stockholders agree not to sell or dispose of securities for up to 180 days following the IPO's registration statement effective date.

Drag Along Right: If a Deemed Liquidation Event is approved by (a) the Board, (b) the holders of a majority of the outstanding shares of Common Stock (excluding any shares of Common Stock issued upon conversion of Voting Preferred Stock), and (c) the holders of a majority of the outstanding shares of Voting Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis), all Stockholders party to the Stockholder Agreement, including holders of Non-Voting Common Stock, are required to vote in favor of and adopt such event, and execute related documentation, subject to customary exceptions.

Participation Right: Major Investors have the right of first refusal to purchase their pro rata share of any new securities the company issues (only applicable to Major Investors).

For additional information regarding the securities' other material rights, please refer to the Amended and Restated Certificate of Incorporation and Stockholder Agreement attached as an Exhibit to the Form C Filing.

Non-Voting Common Stock

The amount of security authorized is O with a total of O outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

Series C Preferred Stock

There are 329,671 shares of Series C Convertible Preferred Stock, stated value $10.00 per share, issued and outstanding. All shares of Series C Preferred Stock are held by Ascent Partners Fund LLC ("Ascent"). Capitalized terms used in this description are defined in the Certificate of Designations for Series C Preferred Stock or in the Securities Purchase Agreement with Ascent.

Voting Rights

Series C is non-voting, except as required by law.

Liquidation Preference.

Series C is senior to all other classes with respect to liquidation rights.

Dividends.

Series C Preferred Stock is entitled to monthly dividends at a rate of 8% of the stated value. Dividends on the preferred shares shall commence accumulating on the initial issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. Dividends may, subject to certain conditions (the "Equity Conditions"), be paid in shares of common stock. If the volume-weighted average price ("VWAP") of our Common Stock is less than the Conversion Price on the trading day before a dividend is paid in shares of common stock, then we are required to pay the holder the difference between the VWAP and the Conversion Price per preferred share in cash on the day that such dividend is paid.

"Equity Conditions" means, with respect to a given date of determination: (i) on each day during the period beginning thirty calendar days prior to the applicable date of determination or, if we have been listed on an eligible market (i.e., a national securities exchange) for less than thirty calendar days, beginning on the initial listing date, and ending on and including the applicable date of determination (the "Equity Conditions Measuring Period"), the Common Stock is listed or designated for quotation (as applicable) on an Eligible Market and shall not have been suspended from trading on an Eligible Market (other than suspensions of not more than two (2) days and occurring prior to the applicable date of determination due to business announcements by the Company) nor shall delisting or suspension by an Eligible Market have been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods) or reasonably likely to occur or pending as evidenced by (A) a writing by such Eligible Market or (B) the Company falling below the minimum listing maintenance requirements of the Eligible Market on which the Common Stock is then listed or designated for quotation, and all cure periods afforded by such Eligible Market have passed (as applicable); (ii) during the Equity Conditions Measuring Period, the Company shall have delivered all shares of Common Stock issuable upon conversion of the Preferred Shares on a timely basis as set forth in Section 4 and all other shares of capital stock required to be delivered by the Company on a timely basis as set forth in the other Transaction Documents; (iii) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination) may be issued in full without violating Section 4(d); (iv) any shares of Common Stock to be issued in connection with the event requiring determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without violating the rules or regulations of the Eligible Market on which the Common Stock is then listed or designated for quotation (as applicable); (v) on each day during the Equity Conditions Measuring Period, no public announcement of a pending, proposed or intended Fundamental Transaction shall have occurred which has not been abandoned, terminated or consummated; (vi) the Holder shall not be in possession of any material, non-public information provided to any of them by the Company, any of its Subsidiaries, Affiliates or any of their respective staff members (whether classified as employees or independent contractors), officers, directors, managers, managing members, representatives, agents or the like; (vii) on each day during the Equity Conditions Measuring Period, the Company otherwise shall have been in compliance with each, and shall not have breached any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any transaction document, including, without limitation, the Company shall not have failed to timely make any payment pursuant to any transaction document; (viii) on each Trading Day during the Equity Conditions Measuring Period, there shall not have occurred any Price Failure as of such applicable date of determination; (ix) on the applicable date of determination (A) no Authorized Share Failure shall exist or be continuing and the applicable Required Minimum Securities Amount of shares of Common Stock are available under the certificate of incorporation of the Company and reserved by the Company to be issued pursuant to the Preferred Shares and (B) all shares of Common Stock to be issued in connection with the event requiring this determination (or issuable upon conversion of the Conversion Amount being redeemed in the event requiring this determination (without regards to any limitations on conversion set forth herein)) may be issued in full without resulting in an Authorized Share Failure; (x) on each day during the Equity Conditions Measuring Period, there shall not have occurred and there shall not exist a Triggering Event or an event that with the passage of time or giving of notice would constitute a Triggering Event; and (xi) the shares of Common Stock issuable pursuant the event requiring the satisfaction of the Equity Conditions are duly authorized and listed and eligible for trading without restriction on an Eligible Market.

Conversion Rights

The Series C Preferred Stock is convertible to common stock at the stated value divided by a conversion price of $0.6755. The entire class of Series C Preferred Stock is convertible to a total of 4,880,385 shares of common stock,

subject to a beneficial ownership limitation of 9.99%.

Mandatory Redemption Upon Triggering Events

Upon occurrence of a "triggering event," we can, at the option of the holder, be required to redeem Series C Preferred Stock at a premium of 200% of the stated value. In addition, upon a triggering event the dividend rate will increase to 24% per year. "Triggering Events" include: (i) after the Direct Listing, any of the Preferred Shares or shares of Common Stock issuable upon conversion of the Preferred Shares are not freely tradable without restriction by any of the Holders due to an uncured breach by the Company after the applicable grace period has run; (ii) after the Direct Listing, the suspension from trading or failure of the Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of five (5) consecutive Trading Days; (iii) the Company's written notice to any holder of the Preferred Shares or Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for exercise of any Warrants for Warrant Shares in accordance with the provisions of the Warrants or a request for conversion of any Preferred Shares into shares of Common Stock; (iv) at any time following the tenth (10th) consecutive day that a Holder's Authorized Share Allocation (as defined in Section11(a)) is less than 100% of the sum of (A) the number of shares of Common Stock that such Holder would be entitled to receive upon a conversion in full of the Preferred Shares held by such Holder and (B) the number of shares of Common Stock that such Holder would be entitled to receive upon exercise in full of such Holder's Warrants (without regard to any limitations on exercise set forth in the Warrants); (v)the Company's Board of Directors fails to declare any Dividend to be paid on the applicable Dividend Date; (vi) the Company's failure to pay to any Holder any Dividend (whether or not declared by the Board of Directors) or any other amount when and as due under this Certificate of Designations (including, without limitation, the Company's failure to pay any redemption payments or amounts hereunder),the Securities Purchase Agreement or any other Transaction Document or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated hereby and thereby(in each case, as permitted pursuant to the DGCL), except, in the case of a failure to pay Dividends and Late Charges when and as due, in each such case only if such failure remains uncured for a period of at least three (3) Trading Days; (vii) the Company, on three or more occasions, either (A)fails to cure a Conversion Failure or a Delivery Failure (as defined in the Warrants) by delivery of the required number of shares of Common Stock within five (5) Trading Days after the applicable Conversion Date or Exercise Date (as defined in the Warrants) (as the case may be) or (B) fails to remove any restrictive legend on any certificate or any shares of Common Stock issued to such Holder upon conversion or exercise (as the case may be) of any Securities (as defined in the Securities Purchase Agreement) acquired by such Holder under the Securities Purchase Agreement as and when required by such Securities or the Securities Purchase Agreement, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least five (5) Trading Days; (viii) the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $250,000 of Indebtedness (as defined in the Securities Purchase Agreement) of the Company or any of its Subsidiaries other than, with respect to unsecured Indebtedness only, an alleged default, redemption, or acceleration prior to maturity contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) and after giving effect to these reserves, each of the Company and its Subsidiaries(and the Company and its Subsidiaries taken as a whole) are Solvent; (ix)bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation; (x)the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under

federal, state or foreign law; (xi) the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days; (xii) a final judgment or judgments for the payment of money aggregating in excess of $250,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty (30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; **provided**, that any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $250,000 amount set forth above so long as the Company provides each Holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to each Holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within thirty (30) days of the issuance of such judgment; (xiii) the Company and/or any Subsidiary, individually or in the aggregate fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of $250,000 due to any third party (other than, with respect to unsecured Indebtedness only, payments contested by the Company and/or such Subsidiary (as the case may be) in good faith by proper proceedings and with respect to which adequate reserves have been set aside for the payment thereof in accordance with GAAP) or is otherwise in breach or violation of any agreement for monies owed or owing in an amount in excess of $250,000, which breach or violation causes the other party thereto to declare a default or otherwise accelerate amounts due thereunder; (xiv) other than as specifically set forth in another clause of this Section 5(a), the Company or any Subsidiary breaches any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality, which may not be breached in any respect) or any covenant or other term or condition of any Transaction Document, except, in the case of a breach of a covenant or other term or condition that is curable, only if such breach remains uncured for a period of five (5) consecutive Trading Days, unless such breach does not have a Material Adverse Effect; (xv) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions are satisfied, (B) there has been no Equity Conditions Failure, or (C) as to whether any Triggering Event has occurred, and such Holder suffers economic damage thereby; (xvi) any breach or failure in any respect by the Company or any Subsidiary to comply with any provision of Section 15, unless such breach does not have a Material Adverse Effect; (xvii) any Material Adverse Effect (as defined in the Securities Purchase Agreement) occurs; or (xviii) after the Direct Listing (A) the Common Stock cannot be issued and transferred electronically to third parties via DTC through its Deposit/Withdrawal at Custodian system or (B) the Company has received notice from DTC to the effect that a suspension of, or restriction on, accepting additional deposits of the Common Stock, electronic trading or book-entry services by DTC with respect to the Common Stock is being imposed or is contemplated; (xix) failure to have the "Registration Statement" (under as defined in the Registration Rights Agreement) declared effective and remain effective in accordance within the deadline prescribed in, and otherwise accordance with the terms of, the Securities Purchase Agreement; or (xx) any breach of any material term of the Securities Purchase Agreement

Voluntary Redemption:

So long as the Equity Conditions are met, we have the right to redeem all, but not less than all, of the Preferred Shares then outstanding (the "Company Optional Redemption Amount") on the Company Optional Redemption Date (each as defined below) (a "Company Optional Redemption"). The Preferred Shares subject to redemption shall be redeemed by the Company in cash at a price (the "Company Optional Redemption Price") equal to 200% of the Stated Value plus all accrued and unpaid dividends thereon until the applicable Company Optional Redemption Date if before the Direct Listing and 110% of the Stated Value plus all accrued and unpaid dividends thereon until the applicable Company Optional Redemption Date if after the Direct Listing. We must give notice of our intent to redeem the preferred shares at least 10 days in advance, and the holder may convert the preferred shares to common stock prior to the Company Options Redemption Date.

Anti-Dilution Provisions:

If the Company or any Subsidiary thereof, as applicable, at any time while any of the Preferred Shares is outstanding, shall issue shares of Common Stock or Common Stock Equivalents or sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any shares of Common Stock or Common Stock Equivalents, at an effective price per share less than the Conversion Price then in effect (such lower price, the "Base Share Price" and such issuances collectively, a "Dilutive Issuance") (it being understood and agreed that if the holder of the shares of Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance at such effective price), then simultaneously with the consummation of each Dilutive Issuance the Conversion Price shall be reduced and only reduced to the Base Share Price. Such adjustment shall be made whenever such shares of Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 7(c) in respect of an Exempt Issuance. The Company shall notify the Holder, in writing, no later than the Trading Day following the issuance or deemed issuance of any shares of Common Stock or Common Stock Equivalents subject to this Section 5(c), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the "Dilutive Issuance Notice"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 5(c), upon the occurrence of any Dilutive Issuance, each Holder is entitled to receive a number of Conversion Shares based upon the Base Share Price regardless of whether such Holder accurately refers to the Base Share Price in the Notice of Conversion. If the Company enters into a transaction for Variable-Priced Equity-Linked Instruments (as defined in the Purchase Agreement), despite the prohibition thereon in the Purchase Agreement, the Company shall be deemed to have issued shares of Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised.

Restrictive Covenants.

Under the Certificate of Designations for the Series C Preferred Stock, we are also subject to the following additional restrictive covenants:

(a) **Incurrence of Indebtedness**. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness (other than Permitted Debt) and shall not modify, waive or replace any Permitted Debt.

(b) **Existence of Liens**. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, allow or suffer to exist any Lien upon or in any property or assets (including accounts and contract rights) owned by the Company or any of its Subsidiaries other than Permitted Liens.

(c) **Restricted Payments**. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, redeem, defease, repurchase, repay or make any payments in respect of, by the payment of cash or cash equivalents (in whole or in part, whether by way of open market purchases, tender offers, private transactions or otherwise), all or any portion of any Indebtedness (other than any amounts payable pursuant to this Certificate of Designations) whether by way of payment in respect of principal of (or premium, if any) or interest on, such Indebtedness if at the time such payment is due or is otherwise made or, after giving effect to such payment, (i) an event constituting a Triggering Event has occurred and is continuing or (ii) an event that with the passage of time and without being cured would constitute a Triggering Event has occurred and is continuing.

(d) **Restriction on Asset Transfers**. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, enter into any Asset Transfer with respect to any assets or rights of the Company or any Subsidiary owned or hereafter acquired to any Person(s) (including, without limitation, to any foreign Subsidiary), other than (i) Asset Transfers in the ordinary course of business consistent with its past practice and (ii) sales of inventory and product in the ordinary course of business.

(e) **Maturity of Indebtedness**. The Company shall not, and the Company shall cause each of its Subsidiaries to not,

directly or indirectly, permit any Indebtedness of the Company or any of its Subsidiaries to mature or accelerate prior to the Outside Date.

(f) **Change in Nature of Business**. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its Subsidiaries on the Subscription Date or any business substantially related or incidental thereto. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, modify its or their corporate structure or purpose.

(g) **Preservation of Existence, Etc**. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, its existence, rights and privileges, and become or remain, and cause each of its Subsidiaries to become or remain, duly qualified and in good standing in each jurisdiction in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary.

(h) **Maintenance of Properties, Etc**. The Company shall maintain and preserve, and cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or useful in the proper conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply, and cause each of its Subsidiaries to comply, at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder.

(i) **Maintenance of Intellectual Property**. The Company will, and will cause each of its Subsidiaries to, take all action necessary or advisable to maintain all of the Intellectual Property Rights of the Company and/or any of its Subsidiaries that are necessary or material to the conduct of its business in full force and effect.

(j) **Maintenance of Insurance**. The Company shall maintain, and cause each of its Subsidiaries to maintain, insurance with responsible and reputable insurance companies or associations (including, without limitation, comprehensive general liability, hazard, rent and business interruption insurance) with respect to its properties (including all real properties leased or owned by it) and business, in such amounts and covering such risks as is required by any governmental authority having jurisdiction with respect thereto or as is carried generally in accordance with sound business practice by companies in similar businesses similarly situated.

(k) **Transactions with Affiliates**. The Company shall not, nor shall it permit any of its Subsidiaries to, enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any Subsidiary or Affiliate, except in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of its business, for fair consideration and on terms no less favorable to it or its Subsidiaries than would be obtainable in a comparable arm's length transaction with a Person that is not a Subsidiary or Affiliate thereof.

(l) **Restricted Issuances**. The Company shall not, directly or indirectly, without the prior written consent of the Holders of sixty-five percent (65%) in aggregate principal amount of the Preferred Shares then outstanding, (i) issue any Preferred Shares (other than as contemplated by the Securities Purchase Agreement and this Certificate of Designations) or (ii) issue any other securities that would cause a breach or default under this Certificate of Designations or the Warrants.

For additional information regarding the securities' other material rights, please refer to the Certificate of Designations for the Series C Preferred Stock and the Securities Purchase Agreement with Ascent attached as an Exhibit to the Form C Filing.

Series E Preferred Stock

There are 682,770 shares of Series E Convertible Preferred Stock, stated value $10.00 per share ("**Stated Value**"), issued and outstanding. All shares of Series E Preferred Stock are held by Eastward Fund Management, LLC ("**Eastward**"). Capitalized terms used in this description are defined in the Certificate of Designations for Series E Preferred Stock or in the Securities Purchase and Conversion Agreement with Eastward.

Voting Rights

Series E is non-voting, except as required by law.

Liquidation Preference

Series E ranks (i) equal to Series C Convertible Preferred Stock (including any additional shares issued to Ascent Partners Fund LLC ("**Ascent**") as described in the agreement between Ascent and the Company), and (ii) senior to all other classes with respect to liquidation rights.

Dividends

Series E Preferred Stock is entitled to dividends at an annual rate of the greater of: (i) the Prime Rate, plus 6.5%, or (ii) 12%, payable monthly in arrears on the Stated Value (the "**Dividend Rate**"). Each of Series E Preferred Stock is entitled to a monthly dividend equal to Dividend Rate times the Stated Value commencing from its issuance date. Dividends may be paid in shares of common stock, or in cash, in the Company's sole discretion. All dividend shall be paid pro rata to each holder of shares of Series E Preferred Stock based upon the aggregate accrued but unpaid dividends on the shares. Dividends on the Series E Preferred Stock will accrue regardless of whether (i) the Company has earnings, (ii) there are funds legally available for the payment of such dividends or (iii) such dividends are declared by the Board.

Conversion Rights

Series E Preferred Stock is convertible into common stock at the Stated Value divided by a conversion price of either (i) $1.54 per share, prior to the Ascent Minimum Recovery Date (as defined under the Series E Certificate of Designation), and (ii) $1.25 per share at all times after to the Ascent Minimum Recovery Date, subject to a beneficial ownership limitation of 9.99%.

Mandatory Redemption Upon Triggering Events

Upon the occurrence of a "**Redemption Triggering Event**" (as set below), the Company shall redeem outstanding shares of Series E Preferred Stock in cash:

(a) Upon the Corporation's receipt of a cumulative total of not less than $10 million in net proceeds from the issuance of new equity securities, the Corporation shall redeem outstanding shares of Series E Preferred Stock having $1 million in total Stated Value,

(b) Upon the Corporation's receipt of a cumulative total of not less than $20 million in net proceeds from the issuance of new equity securities, the Corporation shall redeem additional outstanding shares of Series E Preferred Stock having $2 million in total Stated Value,

(c) Upon the Corporation's receipt of a cumulative total of not less than $30 million in net proceeds from the issuance of new equity securities, the Corporation shall redeem additional outstanding shares of Series E Preferred Stock having $2 million in total Stated Value, and

(d) Upon the Corporation's receipt of a cumulative total of not less than $40 million in net proceeds from the issuance of new equity securities, the Corporation shall redeem all remaining issued and outstanding shares of Series E Preferred Stock at the total Stated Value thereof.

Voluntary Redemption

The Company may, at its sole discretion, redeem, in whole or in one or more parts, outstanding shares of Series E Preferred Stock in cash by payment to the Holder of the Stated Value thereof, plus all accrued but unpaid dividends thereon. In the event that (i) there is more than one holder of Series E Preferred Stock; and (ii) the Company is exercising its right to redeem less than all of the outstanding shares of Series E Preferred Stock, then redemptions by the Company shall be made pro rata so that the amounts Series E Preferred Stock redeemed from each such holder shall bear to each other the same ratio as the number of shares of Series E Preferred Stock owned by such holders.

Protective Provisions

As long as any shares of Series E Preferred Stock are issued and outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or statutory conversion, by transfer, domestication or continuance into a foreign jurisdiction, or otherwise, do any of the following without the written consent or affirmative vote of the holders of a majority of outstanding shares of Series E Preferred Stock given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

(i) liquidate, dissolve or wind-up the business and affairs of the Company, effect any statutory conversion, effect any transfer, domestication or continuance into a foreign jurisdiction, effect any merger or consolidation that constitutes a Change of Control Event, or consent to any of the foregoing;

(ii) amend, alter or repeal any provisions of Certificate of Incorporation, Bylaws or the Series E Certificate of Designation in a manner that adversely affects the powers, preferences or rights of the preferred stock issued by the Corporation;
(iii) with the exception of the additional series of preferred stock to be issued to Ascent for a purchase price of $5,000,000 as described in the Term Sheet between the Corporation and Ascent dated June 10, 2025, which are permitted to be ranked pari passu with the Series E Preferred Stock, (a) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Series E Preferred Stock with respect to its rights, preferences and privileges, or (b) increase the authorized number of shares of Series E Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series E Preferred Stock with respect to its rights, preferences and privileges;
(iv) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;
(v) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (a) redemptions of or dividends or distributions on the Series E Preferred Stock as expressly authorized herein, (b) redemptions of, or dividends on, a class or series of preferred stock ranking pari passu with the Series E Preferred Stock, (c) dividends or other distributions payable on the Common Stock or Non-Voting Common Stock solely in the form of additional shares of Common Stock or Non-Voting Common Stock, as applicable, (d) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, (e) dividends or other distributions for which Corporation pays a corresponding dividend to the Holders on an "as-if converted" basis or (f) as approved by the Board of Directors;
(vi) adopt any equity (or equity-linked) compensation plan, or modify any existing equity (or equity linked) compensation plan, which would allow for the issuance of securities of the Corporation, pursuant to all such equity (or equity-linked) compensation plans, in an aggregate total amount exceeding ten percent (10%) of the issued and outstanding common stock of the Corporation on a fully diluted basis;
(vii) increase the authorized number of directors constituting the Board of Directors to a number greater than six (6), Change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with this Certificate of Designation;
(viii) alter or change the rights, privileges or preferences of the preferred stock, as then in effect, in a way that adversely and disproportionately affects the Series E Preferred Stock;
(ix) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks pari passu with or junior to the Series E Preferred Stock with respect to its rights, preferences and privileges;
(x) amend, alter or repeal any provision of the protective provisions section of the Certificate of Designation;
(xi) cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any Tokens, including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens; or
(xii) whether or not prohibited by the terms of the Certificate of Designation, circumvent a right or preference of the Series E Preferred Stock;
For additional information regarding the securities' other material rights, please refer to the Certificate of Designations for the Series E Preferred Stock and the Securities Purchase and Conversion Agreement with Eastward attached as an Exhibit to the Form C Filing.

Series F Preferred Stock

There are 10,000 shares of Series F Preferred Stock. All Shares of Series F Preferred Stock are held by our Chief Executive Officer and founder, Doron Kempel.

<u>Voting Rights</u>

Each share of Series F Preferred Stock casts 40,000 votes (400,000,000 votes in total for the class).

Liquidation Preference.

Series F Preferred Stock has no special liquidation rights and ranks equal to the common stock with respect to liquidation rights.

Dividends.

Series F Preferred Stock is not entitled to dividends.

Conversion Rights

Series F Preferred Stock may, at the sole option of the holder, be converted to common stock on a 1:1 basis.

Redemption, Anti-Dilution, or Other Rights:

Series F Preferred Stock does not feature any redemption, anti-dilution, or other special rights or covenants.

For additional information regarding the securities' other material rights, please refer to the Certificate of Designations for the Series F Preferred Stock attached as an Exhibit to the Form C Filing.

Warrants to Purchase Common Stock issued June 25, 2025

On June 25, 2025, we issued warrants to purchase a total of 4,000,000 shares of common stock at a price of $1.0825 per share, exercisable in cash (the "Warrants"). 1,000,000 of the warrants expire in 8 months, 1,000,000 of the warrants expire in 16 months, and 2,000,000 of the warrants expire in 24 months. Capitalized terms used in this description are defined in the Warrants.

Anti-dilution provisions:

If and whenever on or after the Issue Date, the Company grants, issues or sells, or is deemed to have granted, issued or sold, (A) any Underlying Securities (including the issuance or sale of shares of Underlying Securities owned or held by or for the account of the Company, but excluding any Exempt Issuance) for a consideration per share that is less than the Exercise Price in effect immediately prior to such grant, issuance or sale or deemed grant, issuance or sale or (B) (1) any Stock Equivalents of Underlying Securities or (2) any options to purchase (or any other Contractual Obligation of the Company to grant, issue or sell) Underlying Securities or Stock Equivalents thereof ("Acquisition Rights"), in each case for which, at the time of such grant, issuance or sale, the lowest possible consideration per share required to be paid by the holder thereof to acquire one share of Underlying Securities pursuant to such Acquisition Rights (net of any payment made by any Company or any Company Party to the holder of such Acquisition Rights or to any other Person pursuant to such Acquisition Rights) is less than the Exercise Price in effect immediately prior to such grant, issuance or sale or deemed grant, issuance or sale (all of the foregoing a "Dilutive Issuance"), then immediately after such Dilutive Issuance, the Exercise Price then in effect for such Warrant Securities shall be reduced to an amount equal to such consideration. Except as expressly stated in this clause (b), no further adjustment to the Exercise Price shall be made upon the issuance of such Underlying Securities, the exercise of such options or otherwise pursuant to the terms of, or upon the issuance of, such shares of Common Stock upon conversion, exercise or exchange of such Stock Equivalents. If the Company takes a record of Underlying Securities for the purpose of entitling the holder thereof (x) to receive a dividend or other distribution payable in Underlying Securities, other Securities, Indebtedness or Acquisition Rights or (y) to subscribe for or purchase shares of Underlying Securities, other Securities, Indebtedness of Acquisition rights, then such record date will, for the purposes of this Warrant, be deemed to be the date of the issuance or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such subscription right.

If there is any change at any time in the term or in the consideration required to be paid by any holder of Acquisition Rights to acquire Underlying Securities or in the rate at which any Acquisition Rights are convertible into or exercisable or exchangeable into Underlying Securities (other than proportional changes in conversion or exercise prices, as applicable, in connection with any Fundamental Transaction), the Exercise Price in effect at the time of such increase or decrease shall be adjusted at the time of such change as if such Acquisition Rights had been issued, granted or sold at the time of such change, with such change deemed to be effective. No adjustment pursuant to this clause (b)

shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

Optional Redemption by the Company.

Following the listing of our common stock on a national securities exchange, so long as we do not have an a put in effect under an equity line of credit, and subject to the "Call Conditions" defined below, the Company shall have the right to redeem the Warrants with respect to up to that number of Underlying Securities (the "Call Amount") equal to thirty-three percent (33%) of the VWAP (excluding the highest and lowest volume days) of the Common Stock on the principal Trading Market over the ten (10) consecutive Trading Days immediately prior to the date of the Call Notice (the "Measurement Period"), at the then-effective Exercise Price. The Company may exercise this call right by delivering written notice to the Holder (a "Call Notice") specifying the Call Amount and certifying that the Call Conditions have been met. The Holder shall have the right to exercise the Warrant, in whole or in part, with respect to the Call Amount, at any time during the ten (10) Trading Day period following receipt of the Call Notice (the "Call Exercise Period").

The "Call Conditions" are:

(1) The Common Stock shall have traded at a price equal to or greater than one hundred twenty percent (120%) of the then-effective Exercise Price on each Trading Day during the Measurement Period (it being understood that the stock must close at or above such price, and no intra-day dips are permitted);

(2) The Common Stock is listed or quoted on a Trading Market and has not been suspended or delisted during the Measurement Period or Call Exercise Period;

(3) The Company has reserved and continues to reserve a sufficient number of shares of Common Stock for issuance upon full exercise of the Warrant; and

(4) The Company is not in material breach of this Warrant or any other agreement with the Holder

The Holder may exercise this Warrant, solely with respect to the Call Amount at any time during the Call Exercise Period.

For additional information regarding the securities' other material rights, please refer to the form of Warrant attached as an Exhibit to the Form C Filing.

What it means to be a minority holder

As a minority holder of Series CF2 Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.